··· COMMISSION

NOV 7 2008

UNIT. 08033062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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...ET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51199

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2007 (MM/DD/YY) AND ENDING 6/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBranche Structured Products Direct

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall Street - 9th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hack (212) 820-0423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 28 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV -7 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

11/26

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Hack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBranche Structured Products Direct, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRENE T. VANDE WOUDE
Notary Public, State of New York
No. 01VA6068687
Qualified in New York County
Commission Expires January 14, 2010

Irene T. Vande Woude
Notary Public

Thomas C. Hack
Signature

Thomas C. Hack
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
LaBranche Structured Products Direct, Inc.:

We have audited the accompanying statement of financial condition of LaBranche Structured Products Direct, Inc. (the Company) (a wholly owned subsidiary of LaBranche Structured Holdings, Inc.), as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche Structured Products Direct, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

August 27, 2008

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.
(A Wholly Owned Subsidiary of LaBranche Structured Holdings, Inc.)

Statement of Financial Condition

June 30, 2008

Assets

Assets:		
Receivables:		
Clearing organizations	$	2,822,035
Due from affiliates		51,596
Total assets	$	2,873,631

Liabilities and Stockholder's Equity

Liabilities:		
Payables:		
Payable to brokers and dealers	$	174
Due to affiliates		203
Accounts payable, accrued expenses, and other		25,000
Total liabilities		25,377
Stockholder's equity:		
Common stock, $.00001 par value. 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		3,035,917
Accumulated deficit		(187,663)
Total stockholder's equity		2,848,254
Total liabilities and stockholder's equity	$	2,873,631

The accompanying notes are an integral part of these financial statements.

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.
(A Wholly Owned Subsidiary of LaBranche Structured Holdings, Inc.)

Statement of Operations

For the Year Ended June 30, 2008

Revenues:		
Commissions	$	7,631
Interest		112,694
Other		35,000
Total revenues		155,325
Expenses:		
Employee compensation and related benefits		167,908
Exchange, clearing and brokerage fees		907
Communications		95,256
Occupancy		1,364
Other		9,020
Total expenses		274,455
Loss before benefit for income taxes		(119,130)
Benefit for income taxes		—
Net loss	$	(119,130)

The accompanying notes are an integral part of these financial statements.

LABRANCHE STRUCTURED PRODUCTS DIRECT INC.
(A Wholly Owned Subsidiary of LaBranche Structured Holdings, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2008

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2007	$ —	$ 3,035,917	$ (68,533)	$ 2,967,384
Net loss	—	—	(119,130)	(119,130)
Balance, June 30, 2008	$ —	$ 3,035,917	$ (187,663)	$ 2,848,254

The accompanying notes are an integral part of these financial statements.

LABRANCHE STRUCTURED PRODUCTS DIRECT, INC.
(A Wholly Owned Subsidiary of LaBranche Structured Holdings, Inc.)

Statement of Cash Flows

Year ended June 30, 2008

Cash flows from operating activities:		
Net loss	$	(119,130)
(Increase) decrease in operating assets:		
Receivable from clearing organizations		176,817
Due from affiliates		(24,996)
Increase (decrease) in operating liabilities:		
Payable to brokers and dealers		(737)
Accounts payable, accrued expenses, and other		(31,954)
Net cash from operating activities		—
Cash and cash equivalents, beginning of year		—
Cash and cash equivalents, end of year	$	—

The accompanying notes are an integral part of these financial statements.

(1) Organization and Description of Business

LaBranche Structured Products Direct Inc. (the "Company"), a registered broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the NASD, Inc. ("NASD") and other principal exchanges. The Company is primarily engaged in the business of execution of securities transactions. The Company is a wholly owned subsidiary of LaBranche Structured Holdings, Inc. (the "Parent"), a Delaware corporation. The Parent is a wholly owned subsidiary of LaBranche & Co Inc., a Delaware Corporation (the "Holding Company").

(2) Significant Accounting Policies

(a) Basis of Presentation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Securities Transactions

The Company records commission revenues, and related expenses on a trade-date basis.

(c) Fair Value Of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or at contracted amounts which approximate fair value.

(d) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Under a tax sharing agreement with the Holding Company, the Company determines its income tax on a separate company basis.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes,* which requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FASB Interpretation 48 ("FIN 48"), which the Holding Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company has determined that no adjustment to the Company's unrecognized tax benefit is required.

(3) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The balances presented as receivable from and payable to brokers, dealers, and clearing organizations consist primarily of balances at a clearing broker as of June 30, 2008.

(4) Net Capital Requirements

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

At June 30, 2008, the Company's regulatory net capital of $2,796,658 exceeded the minimum requirement by $2,791,658.

(5) Income Taxes

The Company is included in the consolidated federal and combined state and local tax returns filed by the Holding Company. Under a tax sharing agreement with the Holding Company, the Company determines its income tax on a separate company basis. Under this agreement, the Company will not recognize a tax benefit for current losses until they can be recovered on a separate company basis. Accordingly, the Company has recorded no current tax benefit for the year. In addition, the Company does not have any temporary differences that give rise to deferred tax balances.

(6) Related-Party Transactions

LaBranche & Co. Inc. provides services to the Company; the costs are allocated to the affiliate and reflected in the statement of operations as employee compensation and related benefits and as other expenses. These allocated charges reflect the Company being included in the LaBranche & Co. Retirement Plan (the Plan) as well as the payment processing of the Company's operating expenses.

(Continued)

Schedule I

LABRANCHE STRUCTURED PRODUCTS DIRECT INC.
(A Wholly Owned Subsidiary of LaBranche Structured Holdings, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2008

Total stockholder's equity	$	2,848,254
Other allowable credits		—
Total capital and allowable credits		2,848,254
Deductions and/or charges:		
Due from affiliates		51,596
Net capital before haircuts on securities positions		2,796,658
Haircuts on securities:		
Stocks and warrants		—
Net capital	$	2,796,658

Computation of Alternative Net Capital Requirement

Minimum dollar net capital requirement (6 -2/3 % of total aggregate indebtedness)	$	1,680
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(4)		5,000
Excess net capital	$	2,791,658
Total aggregate indebtedness	$	25,203
Percentage of aggregate indebtedness to total net capital		0.90%
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$	2,794,138

Statement Pursuant to Paragraph (d)(4) of Rule 17 a-5

The above computation of net capital pursuant to rule 15c3-1 does not differ materially from the computation included in the Company's unaudited FOCUS Form X-17A-5 Part II filed on July 23, 2008.

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Shareholder
LaBranche Structured Products Direct, Inc.:

In planning and performing our audit of the financial statements of LaBranche Structured Products Direct, Inc. (the Company) (a wholly owned subsidiary of LaBranche Structured Holdings, Inc.), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

August 27, 2008

END